SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

Current Report Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 10, 2003

THE GOODYEAR TIRE & RUBBER COMPANY

(Exact name of registrant as specified in its charter)

Ohio	**1-1927**	**34-0253240**
(State or other jurisdiction of incorporation)	**(Commission File Number)**	**(I.R.S. Employer Identification No.)**

1144 East Market Street, Akron, Ohio	**44316-0001**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (330) 796-2121

TABLE OF CONTENTS

Item 5. Other Events

On December 10, 2003, The Goodyear Tire & Rubber Company issued a news release announcing a delay in the filing of an amendment to its Form 10-K for the fiscal year ended December 31, 2002 pending the completion of a review of possible improper accounting issues in Europe. The news release is attached hereto as Exhibit 99.1.

Item 7. Exhibits

Designation of Exhibits in this Report	Description of Exhibit
99.1	News Release dated December 10, 2003.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE GOODYEAR TIRE & RUBBER COMPANY

Date: December 12, 2003

By /s/ Robert W. Tieken

Robert W. Tieken
Executive Vice President and
Chief Financial Officer